

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 24, 2017

Via E-mail
Anish Bhatnagar, M.D.
Chief Executive Officer
Capnia, Inc.
1235 Radio Road, Suite 110
Redwood City, California 94065

> **Re:** **Capnia, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 5, 2017**
> **File No. 001-36593**

Dear Dr. Bhatnagar:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Effect of the Transactions on Capnia Stockholders, page 3

1. Please provide us the information addressed in Regulation S-K Item 201(b)(2) reflecting the effect of the merger and related financing, and include your analysis of whether that information is material. See Instruction 3 to Item 14 of Schedule 14A.

Change-of-control provisions in Essentialis's agreements triggered…, page 20

2. Please disclose all material information regarding the change of control provisions that may be triggered in connection with the transactions. As examples only and to the extent material, identify the counterparty and the corresponding agreement, discuss the counterparty's rights or remedies under the agreement, and disclose the status of any waiver negotiations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Elton Satusky
        Wilson Sonsini Goodrich & Rosati